SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                             RCM TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                749360103
                        -------------------------------
                                 (CUSIP Number)

                    Morrison Cohen Singer & Weinstein, LLP
                    750 Lexington Avenue
                    New York, New York 10022
                    Attn:  Salomon R. Sassoon Esq.
                    Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                January 12, 1996
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following space     .
                                                                       ----

Check the following space if a fee is being paid with the statement  X .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP
No.  749360103                        13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                Peter M. Kuhlmann

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*          PF and OO

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization
                United States citizen

--------------------------------------------------------------------------------
                 7   Sole Voting Power
    Number of
     Shares            13,000
  Beneficially -----------------------------------------------------------------
                 8   Shared Voting Power
    Owned By
                       1,666,666
      Each
    Reporting  -----------------------------------------------------------------
                 9   Sole Dispositive Power
     Person
                        1,679,666
      With     -----------------------------------------------------------------
                 10  Shared Dispositive Power
                            --

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

           1,679,666
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [ ]
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

                9.5%
--------------------------------------------------------------------------------
 14  Type of Reporting Person*
                                                 IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 2 of 14 -

ITEM 1.   Security and Issuer
          -------------------

          This Statement relates to the Common Stock, $.05 par value (the "Common Stock"), of RCM Technologies, Inc. (the "Company"). The address of the principal executive offices of the Company is 2500 McClellan Avenue (Suite
350), Pennsauken, New Jersey 08109-4613.


ITEM 2.   Identity and Background
          -----------------------

          (a)  Peter M. Kuhlmann (the "Investor").

          (b) The business address of the Investor is 1211 Avenue of the Americas, New York, New York 10036.

          (c) The present principal occupation of the Investor is general partner of Acquest International L.P., an investment banking firm which primarily advises its clients in merger and acquisition transactions. Acquest International L.P. has its principal office at 1211 Avenue of the Americas, New York, New York 10036.

          (d) The Investor has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

          (e) The Investor, within the last five years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  The Investor is a United States citizen.


ITEM 3.   Source and Amounts of Funds or Other Consideration
          --------------------------------------------------

          The Investor has purchased 13,000 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $9,954.00.
The Investor acquired such shares of Common Stock utilizing his personal funds.


                                     - 3 of 14 -

          The Investor has also entered into an agreement (the "Agreement") with the Company, dated January 12, 1996, pursuant to which the Investor has the right to purchase such number of shares of Common Stock which equals $1,000,000 divided by the purchase price per share as determined under the Agreement. The Investor's obligation to purchase shares under the Agreement is subject to the Investor obtaining financing of $1,000,000 on terms acceptable to the Investor in his sole discretion. The Investor is seeking such financing but has not obtained any commitments to date.

ITEM 4.   Purpose of Transaction.
          ----------------------

          The Investor has acquired the 13,000 shares of Common Stock that he owns and intends to acquire the shares of Common Stock subject to the Agreement for investment purposes. The Investor may (i) purchase additional shares of Common Stock (subject to availability of shares at prices deemed favorable by him and the availability of financing) from time to time in the open market or in privately negotiated transactions (although there is no assurance that he will do so) or (ii) seek to sell his shares of Common Stock in the open market or in privately negotiated transactions.

          Except as set forth above, the Investor has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (g) of Item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of Issuer.
          ---------------------------------

          (a) As of January 19, 1996, the Investor owned 13,000 shares of Common Stock and had the right to acquire 1,666,666 shares of Common Stock pursuant to the Agreement for a total of 1,679,666 shares. 1,679,666 shares constitute 9.5% of the Common Stock (based on 15,961,118 shares of Common Stock outstanding, as reported by the Company on its Form 10-K for the period ended October 31, 1995, plus 1,666,666 shares of Common Stock that the Investor had the right to acquire under the Agreement as of January 19, 1996).

          (b) The response of the Investor to Items (7) through (11) of the portions of the cover page of this Schedule 13D which relates to shares of Common Stock beneficially owned are incorporated herein by reference.

               Pursuant to the Agreement, the Investor granted Leon Kopyt ("Kopyt") an irrevocable proxy entitling him to vote the shares of Common Stock that the Investor may purchase under the Agreement in connection with the election of directors of the Company. The following information has been provided by Kopyt to the Investor:

               (i) The business address of Kopyt is RCM Technologies, Inc., 2500 McClellan Avenue (Suite 350), Pennsauken, New Jersey 08109-4613.


                                     - 4 of 14 -

               (ii) The present principal occupation of Kopyt is Chairman, Chief Executive Officer and President of the Company, a provider of temporary and contract personnel. The Company has its principal office at 2500 McClellan Avenue (Suite 350), Pennsauken, New Jersey 08109-4613.

               (iii) Kopyt has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

               (iv) Kopyt, within the last five (5) years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Kopyt was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               (v)  Kopyt is a United States citizen.

          (c) The Investor entered into the Agreement with the Company on January 12, 1996. Pursuant to the Agreement, the Investor has the right to purchase such number of shares of Common Stock which equals $1,000,000 divided by the purchase price per share as determined pursuant to the Agreement. Under the Agreement, the purchase price per share is the greater of $0.60 or the product of (i) the average of the closing prices for the shares as reported by NASDAQ Stock Market for the twenty (20) trading days immediately preceding the date of purchase by the Investor (the "Average Price") and (ii) (A) 80% if the Average Price is less than $1.00, (b) 77.5% if the Average Price is equal to or more than $1.00 but less than $1.25 or (C) 75% if the Average Price is $1.25 or more. If the Investor were to exercise his right to purchase shares under the Agreement on January 19, 1996, he would be able to purchase 1,666,666 shares at $0.60 per share. The shares subject to the Agreement are unregistered shares. Under the Agreement, however, the Company has agreed to register such shares by filing a Shelf Registration Statement with the Securities and Exchange Commission by February 15, 1997 and by thereafter seeking to obtain the effectiveness thereof.

          (d)  Not applicable

          (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer
          ------------------------------------------

          Except for the Agreement, the Investor does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company. Pursuant to the Agreement, the Investor granted Kopyt an


                                     - 5 of 14 -
irrevocable proxy entitling him to vote the shares of Common Stock that the Investor may purchase under the Agreement in connection with the election of directors of the Company. See Item 5(c) for this Schedule 13D for a description of other material provisions of the Agreement.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          The following is filed herewith as an exhibit to this Schedule 13D.

          1. The agreement, dated as of January 12, 1996, between the Investor and the Company.




































                                     - 6 of 14 -

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true, complete and correct.


Date:  January 19, 1996



                              /s/ Peter M. Kuhlmann
                              -----------------------------------
                              PETER M. KUHLMANN































                                     - 7 of 14 -